82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

September 24, 2003

03032463

SUPPL

03 OCT -2 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

Dear Sirs:

RE: African Metals Corporation (the "Company")
Notice of 2003 Annual General Meeting& Record Date

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, please be advised that the Company's Annual General Meeting will be held on:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	November 26, 2003 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Business:	Routine
Beneficial Ownership Determination Date:	October 15, 2003
Proxy Voting Cut-off Date and Time:	November 24, 2003 at 2:00 p.m.
Proxy Material Available Date:	October 17, 2003
Class of Securities intitled to receive Notice to Vote	Common

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Administration

/kn

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